John McIlvery

Partner
Direct Voice	818.444.4502
Direct Fax	818.444.6302
Mobile	626.704.0758
E-Mail	jmcilvery@stubbsalderton.com

January 20, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:        Katherine Wray

Mail Stop 4561

Re:                             Interlink Electronics, Inc.
Responses to Staff Comments of January 7, 2016 with respect to:
Form 10-12B

Filed December 14, 2015

File No. 001-37659

Ladies and Gentlemen:

On behalf of Interlink Electronics, Inc. (the “Company”), we have enclosed for filing one copy with exhibits of the Company’s Amendment No. 1 to Registration Statement on Form 10-12B (the “Amendment No. 1”).

In addition to filing Amendment No. 1, we hereby provide the following responses in reply to the comment letter dated January 7, 2016 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Business, page 5

General

1.                                      You state that you are subject to environmental laws and import and export regulations in the Risk Factors section on pages 13 and 18, respectively.  To the extent material to an understanding of your business, please revise your Business section to include disclosure pertaining to the effects of laws and regulations on your business, including costs of compliance with environmental laws.  Refer to Items 101(h)(4)(ix) and (xi) of Regulation S-K.

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

While the Company is subject to environmental laws and import and export regulations, compliance with these laws presently is not material to the Company’s operations.  The Company does not use extensively regulated hazardous substances in its manufacturing operations, nor are there significant import or export limitations on the Company’s products and intellectual property.  The Company regularly monitors the impact of existing and future laws and regulations on its business, and will revise its disclosure in “Business” to the extent adoption of new laws and regulations or changes in the Company’s business make environmental laws and/or import and export regulations material to investors.  While not presently material, the Company continues to believe the potential impact of existing and future environmental laws and import and export regulations on the Company warrants risk factor disclosure.

Intellectual Property, page 8

2.                                      We note the significance of your patents.  Please revise to disclose the duration of any material patents or group of patents in accordance with Item 101(h)(4)(vii) of Regulation S-K.

In response to the Staff’s comment, we have added additional disclosures about the duration of the Company’s patents in “Business — Intellectual Property,” on page 8 of Amendment No. 1.

Our Customers, page 9

3.                                      We note your disclosures here and on pages F-12 and F-37 that three customers each represented at least 10% of your revenues for each of fiscal 2013, fiscal 2014, and the nine months ended September 30, 2015.  If you have contracts with any of these customers, please tell us what consideration you gave to filing such contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  If you determined that your business is not substantially dependent on any such contract, please explain how you arrived at that conclusion. We note in this regard your disclosure on page 13 that your customers “generally” do not provide you with firm, long-term volume purchase commitments, opting instead to issue purchase orders.

The Company has concluded that its business is not substantially dependent on any customer contracts, including any contract with those customers that represented at least 10% of Company revenues for the stated periods.  The Company, as a supplier of parts, is party to vendor contracts with certain of its customers that provide general terms and conditions of sale.  These contracts, however, do not impose material binding obligations on the Company or provide the Company with material rights or benefits. Rather, these contracts govern the terms and conditions of sale if and to the extent sales occur pursuant to separate purchase orders from the customer.

Manufacturing Operations, page 9

4.                                      You state that you depend on a single supplier for certain raw materials. To the extent material to the company, please disclose the name of this supplier in accordance with Item 101(h)(4)(v) of Regulation S-K. Please also tell us what consideration you gave to filing any contract with a sole supplier as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  If you determined that your business is not substantially dependent on the contract, please explain how you arrived at that conclusion.

The Company uses a proprietary formulation for ink used in its manufacturing process.  The ink is manufactured for the Company’s exclusive use by a global chemical supplier from readily available materials that are combined using the Company’s proprietary formulation.  The materials used to manufacture the ink are readily available from many suppliers and can be obtained by the Company in sufficient quantities and without significant delay or significant increased cost.  These alternative suppliers could combine the materials to manufacture the ink using the Company’s proprietary formulation, or alternatively deliver the materials to be combined by the Company.  Consequently, the Company does not believe the name of its current supplier is material to investors.  The Company is not party to any contract with its current supplier of ink.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Nine Months Ended September 30, 2015 and 2014, page 22

5.                                      You disclose that you anticipate engineering, research and development costs to equal or exceed the costs of prior years in the second paragraph on page 23.  To the extent that you anticipate such costs to increase substantially in future periods, please revise your disclosure accordingly.  In this regard, we note your disclosures on pages 10 and 19 indicating an intention to substantially grow your research and development center in Singapore over the next five years, including an expansion of headcount by approximately 20 percent per year.

The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.

Financial Statements and Exhibits, page 41

6.                                      You state on page F-24 that you are currently analyzing whether a change of control occurred in the year ended December 31, 2012, that negatively impacts your gross deferred tax assets. Please tell us what event is the basis for this analysis and when you expect to determine its tax impact, if any.

Mr. Steven N. Bronson, currently the Company’s Chief Executive Officer, began purchasing the Company’s common stock on the open market during the second quarter of 2009, and now owns or controls more than 70% of the Company’s outstanding shares.  The Company believes it is likely that Mr. Bronson’s purchases resulted in a change of control of the Company, as defined by the Internal Revenue Code (“IRC”).  The Company expects to complete an IRC Section 382 study prior to the issuance of its 2015 consolidated financial statements to determine the impact of the ownership change on the Company’s use of its available net operating loss carryforward.  At this time, the Company does not believe the results of the Section 382 study will have a material impact on its financial statements as the Company maintains a full valuation allowance against its deferred tax assets.  However, there exists a reasonable possibility that the gross net operating loss carryforward, which gave rise to a deferred tax asset, and the related offset of the gross valuation allowance, may decrease.  The Company will address the results of its findings in its 2015 consolidated financial statements and any prospective filings.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery

John McIlvery

cc:           Tracy A. Kern